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EXHIBIT (12)

Form of Opinion and Consent Regarding Tax Matters

                                     [Date]


BB&T Small Company Growth Fund
BB&T Funds
3435 Stelzer Road
Columbus, Ohio 43219

BB&T Small Cap Fund
BB&T Funds
3435 Stelzer Road
Columbus, Ohio 43219

Ladies and Gentlemen:

         We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement") dated November 15, 2005 by BB&T Funds, a Massachusetts business trust (the "Trust"), on behalf of two of its series, BB&T Small Company Growth Fund ("Target Fund") and BB&T Small Cap Fund ("Acquiring Fund") (formerly BB&T Small Company Value Fund). The Agreement describes a transaction (the "Transaction") to occur as of the date of this letter (the "Closing Date"), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the "Acquiring Fund Shares") and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 9(f) of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

         Target Fund is a series of the Trust, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder's option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").


         Acquiring Fund is also a series of the Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.



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Form of Opinion

         For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated February 16, 2006 and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

         The facts you have represented as to in paragraph 5 of the letter from Acquiring Fund and paragraph 6 of the letter from Target Fund, each dated as of the date hereof, support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks long-term capital appreciation.

         Various factors demonstrate the similarity between Target Fund and Acquiring Fund. Both Target and Acquiring Fund seek long-term capital appreciation by investing primarily in a diversified portfolio of equity and equity-related securities of small capitalization companies. Although Target Fund seeks to achieve this investment objective by investing specifically in small capitalization growth companies and Acquiring Fund has historically sought to achieve this objective by investing in small capitalization value companies, Acquiring Fund has recently broadened its investment strategy such that it invests in equity and equity-related securities of small capitalization companies without reference to whether they are "growth" or "value" companies, and will continue to do so following the Transaction. Moreover, without reference to the broadening of Acquiring Fund's investment strategy, as of September 30, 2005 ("the comparison date"), a randomly selected date that reflects the funds' portfolios without reference to the transaction, at least 95% of both funds consisted of stocks, as one would expect from equity funds. Although the dividend yields for the two funds differed (0.1% for Target Fund and 1.4% for Acquiring Fund), the funds had similar weighted average P/E ratios (26.06 for Target Fund and 17.80 for Acquiring Fund).

          A comparison of the funds' portfolios indicates that, consistent with the funds' shared goals and strategies, the funds hold stocks with similar characteristics. First, the funds' portfolios are remarkably similar in terms of market capitalization. As of the comparison date, the average market capitalization figures were $1.3 billion and $1.5 billion for Target Fund Acquiring Fund, respectively. When compared in terms of the percentage of net assets each fund invested in stocks of varying market capitalizations, their holdings overlapped by 43.4% in micro-cap stocks, 53.0% in small-cap stocks and 0.5% large-cap stocks -- a total overlap of 96.9%.(1)

          Next, the funds' portfolios reflect comparable sector diversification. As of the comparison date, the funds' equity investments were compared using three broad industry sectors, which were also subdivided into twelve narrower categories. Looking solely at the three broad sectors, the funds shared a total overlap of 80.28%, constituted by 49.35% in services, 21.40% in manufacturing and 9.53% in information. Services represented the largest category for both funds. Upon further dividing these three large industry sectors into twelve sub-

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(1) For the purposes of this analysis, we consider "micro-cap" stocks to be those with market capitalizations under $1 billion. "Small-cap" stocks are between $1-5 billion; "mid-cap" stocks, $5-15 billion; "large-cap" stocks, $15-50 billion; and "giant-cap" stocks, over $50 billion.


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Form of Opinion

categories (services: healthcare services, consumer services, business services, financial services; manufacturing: consumer goods, industrial goods, energy, utilities; and information: software, hardware, media, telecommunications), the funds shared a total overlap of 50.67%.

          Next, the funds' portfolios share striking similarity in terms of regional exposure. As of the comparison date, the total assets of both funds were 100% in North America.

          Consistent with the similarity of investment strategies, the two funds bear comparable risk profiles. As of the comparison date, Target Fund and Acquiring Fund correlated with the S&P 500 to a similar degree, with betas of
1.22 and 1.10, respectively.(2)

          The specific characteristics described above (the relative figures and percentages in terms of performance, asset allocation, and risk profile) do not constitute fixed aspects of Target Fund and Acquiring Fund's investment strategies. Rather, they reflect the fact that the Funds' similar investment strategies have led them to react similarly (by choosing similar portfolios) to the market conditions in place as of the comparison date.

          Given the similarity of the funds and the broadening of Acquiring Fund's investment strategy, on the date of the Transaction, at least 33 1/3% of Target Fund's portfolio assets will not be required to be sold by virtue of the investment objectives, strategies, policies, risks or restrictions of Acquiring Fund. Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks or restrictions after the Transaction. After the Transaction, Acquiring Fund will invest all assets acquired from Target Fund in a manner consistent with the funds' shared investment strategies, as described above and reflected by the aforementioned portfolio data.

          Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that generally, subject to the final paragraphs hereof, for U.S. federal income tax purposes:

          (i) The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

          (ii) Under section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

          (iii) Under section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

----------
(2) Beta is the statistical measure of the degree of variance between a security or fund and a specifically defined market, such as the S&P 500.



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Form of Opinion

          (iv) Under section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

          (v) Under section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund , or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

          (vi) Under section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

          (vii) Under section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

          (viii) Under section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

          (ix) Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

         In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service ("IRS"). In that ruling, the IRS held that the so-called "continuity of business enterprise" requirement necessary to tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS's conclusion in this ruling has always been questionable. In addition, a series of private letter rulings issued in July 2005 suggest that the IRS's position on this issue is evolving: the IRS relied upon historic business representations to conclude that the reorganization satisfied the continuity of business enterprise requirement. However, even if the IRS's 1987 revenue ruling were a correct statement of law, the facts of this Transaction are distinguishable from those in the ruling.

         We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks long-term capital

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Form of Opinion

appreciation, generally by investing primarily in a diversified portfolio of equity and equity-related securities of small capitalization companies. The funds' portfolios are substantially similar in terms of asset allocation, market capitalization, sector diversification, regional exposure and risk profile. After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. Although Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the historic investment policies of the Target Fund and there is no reason why all proceeds generated by such dispositions cannot be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. Because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the "continuity of business enterprise" requirement to a reorganization involving investment companies, however, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

                    [Rest of page intentionally left blank.]


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Form of Opinion

         Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

                                        Very truly yours,



                                        Ropes & Gray LLP